Exhibit 99.1

Kamada Reports Financial Results for Fourth Quarter and Fiscal Year 2018

•	Total Revenues for Fiscal 2018 were $114.5 Million, up 11% Over Fiscal 2017; In-line with Recently Provided 2018 Expected Revenues of $113 Million and $115 Million
•	Full-Year Proprietary Products Revenues up 14% Year-Over-Year
•	Gross Profit for 2018 Grew 29% Year-Over-Year
•	Adjusted EBITDA was $23.9 Million in 2018, an Increase of 109% Compared to $11.5 Million in 2017
•	Reiterating Full-Year 2019 Total Revenue Guidance of $125 Million to $130 Million

REHOVOT, Israel – February 12, 2019 -- Kamada Ltd. (Nasdaq: KMDA) (KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three and 12-months ended December 31, 2018.

“We are very pleased with the strength demonstrated in our business during 2018,” said Amir London, Kamada’s Chief Executive Officer. “Our strong performance in the fourth quarter drove full-year 2018 total revenues to $114.5 million, an increase of 11 percent compared to full-year 2017.  The growth in 2018 was primarily driven by the successful launch and strong sales in the U.S. of KedRAB®, our anti-rabies IgG product.  Our overall business continues to thrive due to our successful strategic collaborations, robust operating systems and the proficiency demonstrated by our industry leading team.  From a profitability perspective, 2018 was a record-breaking year for Kamada, with $19.2 million in operating income, and $23.9 million in adjusted EBITDA.”

“With the expected continued growth of GLASSIA® and KedRAB in the U.S, we are well-positioned to drive further achievements in our business in 2019.  As such, we are reiterating our full-year 2019 total revenue guidance of $125 million to $130 million, which would represent another strong year of double-digit percentage growth over full-year 2018.  Looking further ahead, our supply agreement with Shire, now part of Takeda, currently extends through the end of 2020, followed by an expected flow of future royalties over the next 20 years,” continued Mr. London.

“In addition to our strong commercial performance, our clinical development pipeline continues to advance, creating multiple key long-term catalysts for Kamada.  We have a clearly defined regulatory path for inhaled AAT for the treatment of Alpha-1 Antitrypsin Deficiency in Europe.  In the U.S., we await a response from the FDA to our submission of the requested information related to inhaled AAT.  Pending FDA clearance to do so we intend to initiate a Phase 3 clinical trial during 2019, which would contribute to increased R&D investment, compared to 2018.  In the IV-AAT proof-of-concept trial for the treatment of acute Graft versus Host Disease (GvHD), enrollment is progressing well at five active sites, and we anticipate the completion of enrolment followed by the availability of interim data from this study by the end of 2019.  In addition, we recently reported encouraging interim results following one year of treatment in our Phase 2 trial of IV-AAT for the prevention of lung transplant rejection.  These data demonstrated a trend towards improvements in multiple key clinical outcomes, and we look forward to top-line data from this study, which are expected by the end of 2019,” concluded Mr. London.

Financial Highlights for the Three Months Ended December 31, 2018
•	Total revenues were $48.2 million in the fourth quarter of 2018, a 35% increase from the $35.7 million recorded in the fourth quarter of 2017.
•	Revenues from the Proprietary Products segment in the fourth quarter of 2018 were $43.1 million, a 49% increase from the $29.0 million reported in the fourth quarter of 2017.
•	Revenues from the Distributed Products segment were $5.1 million in the fourth quarter of 2018, a 24% decrease from the $6.7 million recorded in the fourth quarter of 2017.
•
Gross profit was $21.2 million in the fourth quarter of 2018, a $9.6 million increase from the $11.6 million reported in the fourth quarter of 2017.  Gross margin increased to 44% from 33% in the fourth quarter of 2017.

•	Operating expenses, including R&D and SG&A expenses, totaled $5.9 million in the fourth quarter of 2018, as compared to $5.2 million in the fourth quarter of 2017.
•	Net income was $17.7 million, or $0.44 per share, in the fourth quarter of 2018, compared to net income of $6.3 million, or $0.16 per share, in the fourth quarter of 2017.
•	Adjusted EBITDA was $16.5 million in the fourth quarter of 2018, compared to $7.1 million in the fourth quarter of 2017.
•	Cash provided by operating activities was $6.4 million in the fourth quarter of 2018, compared to cash provided by operating activities of $4.0 million in the fourth quarter of 2017.

Financial Highlights for the Year Ended December 31, 2018
•	Total revenues were $114.5 million in the year ended December 31, 2018, an 11% increase from the $102.8 million recorded in 2017.
•	Revenues from the Proprietary Products segment in the year ended December 31, 2018, were $90.8 million, a 14% increase from the $79.6 million reported in 2017.
•	Revenues from the Distributed Products segment were $23.7 million in the year ended December 31, 2018, a 2% increase from the $23.3 million recorded in 2017.
•	Gross profit was $41.5 million in the year ended December 31, 2018, a $9.4 million increase from the $32.1 million reported in 2017. Gross margin increased to 36% from 31% in 2017.
•
Operating expenses, including R&D and SG&A expenses, totaled $22.2 million in the year ended December 31, 2018, as compared to $24.6 million in 2017. Of note, a significant portion of the Company’s R&D investments were related to the continued development and life cycle management of our existing commercial products.

•	Net income was $22.3 million, or $0.55 per share, in the year ended December 31, 2018, compared to net income of $6.9 million, or $0.18 per share, in 2017.
•	Adjusted EBITDA was $23.9 million in the year ended December 31, 2018, a 109% increase compared to $11.5 million in 2017.
•	Cash provided by operating activities was $10.5 million, compared to cash provided by operating activities of $3.6 million in 2017.

Balance Sheet Highlights
As of December 31, 2018, the Company had cash, cash equivalents and short-term investments of $50.6 million, compared with $43.0 million at December 31, 2017.

Recent Corporate Highlights
•
Reported encouraging interim results following one year of treatment in the Phase 2 trial of IV-AAT for the prevention of lung transplant rejection. The data demonstrated a trend towards improvements in multiple key clinical outcomes, including days on mechanical ventilation post-transplant, pulmonary function at week 4 and week 48 post-transplant and the six-minute walk test.

•	Continued enrollment in proof-of-concept clinical trial of IV-AAT for the treatment of acute GvHD at five active sites.
•
Appointed Michal Ayalon, Ph.D., as Vice President of Research and Development.  Dr. Ayalon has nearly 20 years of experience in drug discovery and drug development, including non-clinical and clinical development, manufacturing and control, regulatory, and project management.  She will oversee all of Kamada's R&D and IP activities.

Conference Call
Kamada management will host an investment community conference call on Tuesday, February 12 at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 866-548-4713 (from within the U.S.), 1809 212 883 (from Israel), or 323-794-2093 (International) and entering the conference identification number: 4252437. The call will also be webcast live on the Internet on the Company’s website at www.kamada.com.

A replay of the call will be accessible two hours after its completion through February 26 by dialing 844-512-2921 (from within the U.S.) or 412-317-6671 (from outside the U.S.) and entering the conference identification number: 4252437. The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors. In addition to GLASSIA®, Kamada has a product line of six other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017 and was launched in the US during Q1-2018. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, such as (without limitation) statements regarding Kamada’s continued revenue growth of our marketed proprietary products, including GLASSIA and KedRAB in the U.S.,  and 2019 revenue guidance, our expectation for 20 years of steady royalties stream from Shire post 2020, continued prospects in our development pipeline, including: our expectation to received FDA response regarding our Inhaled AAT program, including expectations for future increased R&D investments over 2018; continued enrollment of patients in the GvHD study and our anticipation to complete the enrollment for this study by the end of 2019; our plan to publish interim results from the GvHD study as well as top-line results of our Lung Transplant Rejection study by the end of 2019; and our positive comments  related to the recently published interim results of the Lung Transplant Rejection study. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2018	2017
	In thousands
Current Assets
Cash and cash equivalents	$18,093	$12,681
Short-term investments	32,499	30,338
Trade receivables, net	27,674	30,662
Other accounts receivables	3,308	2,132
Inventories	29,316	21,070
	110,890	96,883

Property, plant and equipment, net	25,004	25,178
Other long term assets	174	49
Deferred taxes	2,048	-
	27,226	25,227
	$138,116	$122,110
Current Liabilities
Current maturities of loans and capital leases	562	614
Trade payables	17,285	18,036
Other accounts payables	5,261	5,820
Deferred revenues	461	4,927
	23,569	29,397
Non-Current Liabilities

Loans and capital leases	716	1,370
Deferred revenues	668	707
Employee benefit liabilities, net	787	1,144
	2,171	3,221
Shareholder's Equity
Ordinary shares	10,409	10,400
Additional paid in capital net	179,147	177,874

Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	(57)	46
Capital reserve from securities measured at fair value through other comprehensive income	34	(4)
Capital reserve from share-based payments	9,353	9,566
Capital reserve from employee benefits	4	(337)
Accumulated deficit	(83,024)	(104,563)
	112,376	89,492
	$138,116	$122,110

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

	For the Year Ended December 31,		For the three months ended December 31,
	2018	2017	2018	2017
	In thousands, except for share and per share data

Revenues from proprietary products	$90,784	$79,559	$43,138	$28,991
Revenues from distribution	23,685	23,266	5,073	6,719

Total revenues	114,469	102,825	48,211	35,710

Cost of revenues from proprietary products	52,796	51,335	22,290	18,608
Cost of revenues from distribution	20,201	19,402	4,665	5,472

Total cost of revenues	72,997	70,737	26,955	24,080

Gross profit	41,472	32,088	21,256	11,630

Research and development expenses	9,747	11,973	2,573	1,917
Selling and marketing expenses	3,630	4,398	906	1,265
General and administrative expenses	8,525	8,273	2,393	2,003
Other expense (income)	311	-	-	-
Operating income	19,259	7,444	15,384	6,445

Financial income	820	500	192	234
Financial expenses	(340)	(162)	(43)	(112)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	602	(612)	268	(133)
Income before taxes	20,341	7,170	15,801	6,434
Taxes on income	(1,955)	269	(1,944)	182

Net Income	22,296	6,901	17,745	6,252

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	51	(23)	52	(38)
Gain (loss) on cash flow hedges	(176)	329	(88)	26
Net amounts transferred to the statement of profit or loss for cash flow hedges	70	(256)	36	(37)
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	340	(256)	340	(256)
Deferred taxes	(9)	-	(9)	-
Total comprehensive income	$22,572	$6,695	$18,076	$5,947

Income per share attributable to equity holders of the Company:
Basic income per share	$0.55	$0.18	$0.44	$0.16
Diluted income per share	$0.55	$0.18	$0.44	$0.16

Consolidated Statements of Cash Flows

	For the year ended		Three months period Ended
	December 31,		December 31,
	2018	2017	2018	2017
	In thousands
Cash Flows from Operating Activities
Net income	$22,296	$6,901	$17,745	$6,252

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,703	3,523	889	875
Financial expenses (income), net	(1,082)	274	(417)	11
Cost of share-based payment	948	483	269	(176)
Taxes on income	(1,955)	269	(1,944)	182
Loss (gain) from sale of property and equipment	55	(52)	(15)	(3)
Change in employee benefit liabilities, net	(16)	166	93	(112)
	1,653	4,663	(1,125)	777
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,311	(9,967)	(13,035)	(7,043)
Decrease (increase) in other accounts receivables	(1,336)	328	(1,157)	721
Decrease (increase) in inventories	(8,246)	4,524	(382)	2,074
Decrease (increase) in deferred expenses	235	594	(287)	(278)
Increase (decrease) in trade payables	(1,116)	(838)	5,278	3,329
Increase (decrease) in other accounts payables	(658)	71	459	(645)
Decrease in deferred revenues	(5,256)	(2,930)	(1,396)	(1,239)
	(14,066)	(8,218)	(10,520)	(3,081)
Cash received (paid) during the year for:

Interest paid	(54)	(21)	(12)	(5)
Interest received	739	399	288	133
Taxes paid	(22)	(116)	(5)	(102)
	663	262	271	26

Net cash provided by operating activities	$10,546	$3,608	$6,371	$3,974

Consolidated Statements of Cash Flows

	For the year ended		Three months period Ended
	December 31,		December 31,
	2018	2017	2018	2017
	In thousands
Cash Flows from Investing Activities

Investment in short term investments, net	$(2,322)	$(11,501)	$(575)	$(2,433)
Purchase of property and equipment and intangible assets	(2,884)	(4,167)	(851)	(1,042)
Proceeds from sale of property and equipment	30	60	15	3
Net cash used in investing activities	(5,176)	(15,608)	(1,411)	(3,472)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	9	3	3	1
Receipt of long-term loans	-	279	-	-
Repayment of long-term loans	(596)	(530)	(146)	(150)
Proceeds from issuance of ordinary shares, net	-	15,568	-	10

Net cash provided by (used in) financing activities	(587)	15,320	(143)	(139)

Exchange differences on balances of cash and cash equivalent	629	(607)	405	162

Increase in cash and cash equivalents	5,412	2,713	5,222	525

Cash and cash equivalents at the beginning of the year	12,681	9,968	12,871	12,156

Cash and cash equivalents at the end of the year	$18,093	$12,681	$18,093	$12,681

Significant non-cash transactions
Purchase of property and equipment through capital lease	-	282	-	-
Purchase of property and equipment	$852	$1,681	$852	$1,681

Adjusted EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2018	2017	2018	2017
	In thousands
Net income	$22,296	$6,901	$17,745	$6,252
Taxes on income	(1,955)	269	(1,944)	182
Financial income, net	(480)	(338)	(149)	(122)
Depreciation and amortization	3,703	3,523	889	875
Share-based compensation charges	948	483	269	(176)
Expense (income) in respect of translation differences and derivatives instruments, net	(602)	612	(268)	133
Adjusted EBITDA	$23,910	$11,450	$16,542	$7,144

Adjusted net income

	For the year ended		Three months period ended
	December 31,		December 31,
	2018	2017	2018	2017
	In thousands
Net income	$22,296	$6,901	$17,745	$6,252
Share-based compensation charges	948	483	269	(176)
Adjusted net income	$23,244	$7,384	$18,014	$6,076